SCHEDULE 13D
CUSIP  NO: 694873100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D-101)
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Pacific Sunwear of California Inc. (PSUN)
(NAME OF ISSUER)

Common Stock, $.01 Par Value
(TITLE OF CLASS OF SECURITIES)

694873100
(CUSIP NUMBER)

Panayotis Constantino, Zalokosta 14, Paleo Psihiko, Athens 15452, Greece
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

May 2, 2011
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for  any  subsequent  amendment  containing  information  which  would  alter disclosures  provided  in  a  prior  cover  page.

The information required on the remainder of this cover page shall not be deemed to  be  "filed"  for the purpose of Section 18 of the Securities Exchange Act of 1934  ("Act") or otherwise subject to the liabilities of that section of the Act but  shall  be  subject  to  all  other  provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP  NO: 694873100

(1)	Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (Entities Only) Greek Investments, Inc.
(2)	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☑
(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF - Personal Funds
(5)	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)
☐
(6)	Citizenship Or Place Of Organization Turks & Caicos Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 20,165,221
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 20,165,221
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
20,165,221
(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐
(13)	Percent of Class Represented By Amount in Row (11)
30.45%
(14)	Type of Reporting Person (See Instructions)
CO

SCHEDULE 13D
CUSIP  NO: 694873100

(1)	Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (Entities Only) Jorge Constantino
(2)	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☑
(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF - Personal Funds
(5)	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)
☐
(6)	Citizenship Or Place Of Organization Venezuela
Number Of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 20,165,221
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 20,165,221
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
20,165,221
(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐
(13)	Percent of Class Represented By Amount in Row (11)
30.45%
(14)	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D
CUSIP  NO: 694873100

(1)	Names of Reporting Persons I.R.S. Identification Nos. Of Above Persons (Entities Only) Panayotis Constantino
(2)	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☑
(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF - Personal Funds
(5)	Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D) Or 2(E)
☐
(6)	Citizenship Or Place Of Organization Venezuela
Number Of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power 20,165,221
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 20,165,221
	(10)	Shared Dispositive Power 0
(11)	Aggregate Amount Beneficially Owned By Each Reporting Person
20,165,221
(12)	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
☐
(13)	Percent of Class Represented By Amount in Row (11)
30.45%
(14)	Type of Reporting Person (See Instructions)
IN

SCHEDULE 13D
CUSIP  NO: 694873100

Item  1.     Security and Issuer.

Pacific Sunwear Of California Inc. (Psun)

Item  2.     Identity  And  Background.
(a)	Greek Investments, Inc., Jorge Constantino, Panayotis Constantino

(b)
Address of Greek Investments, Inc. is Harbour House Queen Street, Grand Turk, Turks and Caicos Islands, the mailing address is P.O. Box 10908, Caparra Heights Station, San Juan, Puerto Rico 0922-0908. The Address of each of Jorge Constantino and Panayotis Constantino is Zalokosta 14, Paleo Psihiko, Athens 15452, Greece.

(c)	Investment Company, Greek Investments, Inc., Harbour House Queen Street, Grand Turk, Turks and Caicos Islands

(d)
Whether or not in the last five years, such persons have been convicted of criminal proceedings (excluding traffic violations or similar misdemeanors), if so, give dates, nature of conviction, court and penalty imposed:

N/A

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

N/A

(f)	Reference is made to in Item 4 of each of the cover pages to this Amended 13G, which items are incorporated by reference herein.

Item 3.     Source  And  Amount  Of  Funds  Or  Other  Consideration.
State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.
Personal Funds and/or Margins from securities.

SCHEDULE 13D
CUSIP  NO: 694873100

Item  4.     Purpose of Transaction.

Investment purposes only

Item  5.     Interest  In  Securities  Of  The  Issuer.
(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

20,165,221 shares, 30.45%

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

20,165,221

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).
Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

Please see the form 4 filed May 3, 2011 for the 848,367 common shares acquired on the dates set forth below:
-	04/29/2011 – 250,000 shares with an average purchase price of $3.26, increasing the total amount of the Filer’s securities beneficially owned following the reported transaction to 19,046,294;

-	05/02/2011 – 598,367 shares with an average purchase price of $3.12, increasing the total amount of the Filer’s securities beneficially owned following the reported transaction to 19,644,661;

Please see the form 4 filled May 5, 2011 for the 520,560 common shares acquired on the dates set forth below:
-  05/03/2011 – 152,958 shares with an average purchase price of $3.109 increasing the total amount of the Filer’s securities beneficially owned following the reported transaction to 19,797,619;

-  05/04/2011 – 367,602 shares with an average purchase price of $3.124 increasing the total amount of the Filer’s securities beneficially owned following the reported transaction to 20,165,221.

SCHEDULE 13D
CUSIP  NO: 694873100

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

N/A

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.
Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

N/A

Item  6.     Contracts,  Arrangements,  Understandings,  Or  Relationships  With Respect  To  Securities  Of  The  Issuer.
Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

No contracts have been made between the issuer and purchaser.

Item  7.     Materials to Be Filed As Exhibits.
The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by §240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

N/A

SCHEDULE 13D
CUSIP  NO: 694873100

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Panayotis Constantino	Dated: 05/09/11
Greek Investments

/s/ Jorge Constantino	Dated: 05/09/11
Jorge Constantino

/s/ Panayotis Constantino	Dated: 05/09/11
Panayotis Constantino

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)